Exhibit 99.1

NaaS Technology Inc. Announces Results of Extraordinary General Meeting on January 23, 2026

BEIJING, January 23, 2026 /PRNewswire/ -- NaaS Technology Inc. (Nasdaq: NAAS) (“NaaS” or the “Company”), the first U.S.-listed EV charging service company in China, is pleased to announce that at its extraordinary general meeting of shareholders held in Langfang, Hebei Province today, shareholders of the Company approved each of the three proposed resolutions set out in the notice of extraordinary general meeting (the “Meeting Notice”), namely, (i) a special resolution to amend the par value of each authorized and issued share in the capital of the Company from US$0.01 to US$0.000001, such that following the amendment, the authorized and issued share capital of the Company shall be US$52,000, (ii) a special resolution to amend and restate the Company’s Third Amended and Restated Memorandum and Articles of Association to the Fourth Amended and Restated Memorandum and Articles of Association, which shall take effect on the date of registration of the solvency statement made under section 14A and the minute as required by the Companies Act (as revised) of the Cayman Islands, and (iii) an ordinary resolution to authorize the Company’s directors, officers and agents to carry out the foregoing. The Meeting Notice had been furnished on January 5, 2026 to the Securities and Exchange Commission under cover of a Form 6-K and timely disseminated to shareholders and holders of the Company’s American depositary shares prior to the meeting.

About NaaS Technology Inc.

NaaS Technology Inc. is the first U.S. listed EV charging service company in China. The Company is a subsidiary of Newlinks Technology Limited, a leading energy digitalization group in China. The Company is one of the leading providers of new energy asset operation services. The Company utilizes advanced technology to intelligently match charging supply with demand, offering electric vehicle users a seamless, efficient, and smart charging experience. Furthermore, NaaS empowers charging stations and charging station operators to optimize their operations, driving greater efficiency and enhancing profitability.

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Investor Relations

NaaS Technology Inc.

E-mail: ir@enaas.com

Media inquiries:

E-mail: pr@enaas.com